UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

August 2016 Up 5.0% Year over Year

Mexico City, September 6, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for August 2016 increased by 5.0% when compared to August 2015.

This announcement reflects comparisons between August 1 through August 31, 2016 and 2015. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2015	August 2016	% Change
Cancún	658,465	716,270	8.8%
Cozumel	8,925	14,319	60.4%
Huatulco	54,584	43,179	(20.9)%
Mérida	138,208	158,224	14.5%
Minatitlán	21,686	19,077	(12.0)%
Oaxaca	53,886	59,224	9.9%
Tapachula	23,048	24,375	5.8%
Veracruz	106,837	117,635	10.1%
Villahermosa	107,220	105,536	(1.6)%
Total Domestic	1,172,859	1,257,839	7.2%

International
Airport	August 2015	August 2016	% Change
Cancún	1,126,652	1,163,267	3.2%
Cozumel	30,893	27,420	(11.2)%
Huatulco	1,234	1,334	8.1%
Mérida	11,324	16,367	44.5%
Minatitlán	1,020	782	(23.3)%
Oaxaca	7,601	5,954	(21.7)%
Tapachula	1,023	1,075	5.1%
Veracruz	8,503	6,828	(19.7)%
Villahermosa	5,453	3,617	(33.7)%
Total International	1,193,703	1,226,644	2.8%

Asur Page 1 of 2

Total
Airport	August 2015	August 2016	% Change
Cancún	1,785,117	1,879,537	5.3%
Cozumel	39,818	41,739	4.8%
Huatulco	55,818	44,513	(20.3)%
Mérida	149,532	174,591	16.8%
Minatitlán	22,706	19,859	(12.5)%
Oaxaca	61,487	65,178	6.0%
Tapachula	24,071	25,450	5.7%
Veracruz	115,340	124,463	7.9%
Villahermosa	112,673	109,153	(3.1)%
ASUR Total	2,366,562	2,484,483	5.0%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Asur Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 6, 2016